UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 2 - Exit Filing)*

Homology Medicines, Inc.

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

746964105

(CUSIP Number)

March 25, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746964105	13G	Page 2 of 5 Pages

Item 1(a).	Name of Issuer

Homology Medicines, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices

1 Patriots Park, Bedford, MA 01730

Item 2(a).	Name of Person Filing

ARCH Venture Fund VIII, L.P. (“ARCH Venture Fund VIII”); ARCH Venture Fund VIII Overage, L.P. (“AVF VIII Overage LP”); ARCH Venture Partners VIII, L.P. (“AVP VIII LP”); ARCH Venture Partners VIII, LLC (“AVP VIII LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship

ARCH Venture Fund VIII, AVF VIII Overage LP and AVP VIII LP are limited partnerships organized under the laws of the State of Delaware. AVP VIII LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

746964105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 746964105	13G	Page 3 of 5 Pages

Item 4.	Ownership

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class

Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 746964105	13G	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 13, 2024

ARCH VENTURE FUND VIII, L.P.

By:       ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Statement was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 2.0 and Exhibit 2.1 to Amendment No. 1 to Schedule 13G for Homology Medicines, Inc. filed with the Securities Exchange Commission on February 13, 2020, and incorporated herein in its entirety by reference.

CUSIP No. 746964105	13G	Page 5 of 5 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Homology Medicines, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    May 13, 2024

ARCH VENTURE FUND VIII, L.P.

By:       ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                        *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*      This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 2.0 and Exhibit 2.1 to Amendment No. 1 to Schedule 13G for Homology Medicines, Inc. filed with the Securities Exchange Commission on February 13, 2020, and incorporated herein in its entirety by reference.